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December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

Robert Telewicz, Staff Accountant

Michelle Miller, Staff Accountant

Justin Dobbie

Lulu Cheng

Accounting Group - Interpretations Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 6628

Washington, D.C. 20549-6628

Attention:

Melissa Raminpour, Associate Chief Accountant

With a copy to:

Office of Chief Accountant Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-4546

Re:	Coincheck Group B.V.
Supplemental Submission to the
Draft Registration Statement on Form F-4
CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (“CCG”), we are transmitting herewith a supplemental submission (the “Supplemental Submission”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by Coincheck, Inc. (the “Company”) to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for the Company.

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Simpson Thacher & Bartlett LLP

gaikokuho jimu bengoshi jimusho

The Company is currently preparing a full response to the comments of the staff of the Commission’s Division of Corporation Finance (the “DCF Staff”) contained in the DCF Staff’s letter dated June 13, 2023. The Company is also preparing audited financial statements for the fiscal year ended March 31, 2023. In doing so, the Company has concluded that it will adopt a new revenue recognition policy from the fiscal year ended March 31, 2023 to be retrospectively applied for the fiscal years ended March 31, 2022 and March 31, 2021. Given the novel accounting issues with respect to the industry in which the Company operates, the Company previously submitted an accounting memorandum on November 7, 2023 to form the basis for discussion. Following a conference call with the OCA Staff and DCF Staff on November 30, 2023, the Company is submitting the attached supplemental analysis with respect to questions raised during the call.

We are grateful for your assistance in this matter. Please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email) should the DCF Staff have any additional questions or comments regarding the Supplemental Submission.

Sincerely,

Alan Cannon
Partner

Simpson Thacher & Bartlett LLP

Enclosure

Supplemental Submission of Coincheck with Regards to Change in Revenue Recognition Policy

December 15, 2023

To Whom It May Concern:

Coincheck, Inc. (“Coincheck”, the “Company”, “us”, “we”, “our”) is submitting this letter as an addendum to the consultation (“Consultation”) dated November 7, 2023 with the Staff of the Office of the Chief Accountant (the “OCA Staff”) of the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this letter is to provide additional information on matters discussed during the meeting held on November 30, 2023, between Coincheck and the OCA Staff.

During the aforementioned meeting, the focus of discussion revolved around Coincheck’s prior accounting policy and our considerations regarding applicability of the ‘own use’ scope exception discussed within International Financial Reporting Standards (“IFRS”) 9 – Financial Instruments (“IFRS 9”), paragraph 2.4, and the net settlement criteria within paragraph 2.6. Please refer to Appendix A for guidance.

We believe that with regard to the prior accounting policy, the Company meets both criteria (c) and (d) of IFRS 9.2.6 as we have a practice of taking delivery of the underlying crypto assets and selling them within a short period for the purpose of generating a profit from dealer’s margin, and the crypto assets we sell are traded within active markets and are thus readily convertible to cash.

While we believe that criteria (c) and (d) are met, we note that if criteria (c) of IFRS 9.2.6 is met, we do not qualify for the own use exception. IFRS 9.2.6 states, “A contract to which [IFRS 9.2.6] (b) or (c) applies is not entered into for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements and, accordingly, is within the scope of this Standard.” For purposes of the below analysis, our focus is on the applicability of criteria (c).

As it pertains to criteria (c) of IFRS 9.2.6, we considered the terminology used within the standard which states that such practices are “for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin…” We acknowledge that, given the short duration between when we take delivery of a crypto asset and when we sell it, profits generated due to fluctuations in price are not expected to be material. Rather, as described in our Consultation submission, we profit from the difference between the purchase price we pay and the selling price of the assets as a result of the bid/ask spread, which represents our dealer’s margin. More specifically, through our bid/ask spread, we are engaged in arbitrage between pricing in a global wholesale market for crypto assets and the pricing (reflecting our spread or margin) that we can command in the Japanese retail market. Our registered users benefit from the availability of clear, regularly updated pricing for retail-sized lots, as well as the custody services and security offered by transacting with a regulated crypto asset exchange services provider in Japan, similar to services provided by a broker-dealer or commodity broker-traders.

This is consistent with the International Accounting Standards Board’s (“IASB”) Agenda Paper 18A, Hedge Accounting and the ‘Own Use’ Scope Exception – the Issues (“Agenda Paper”), dated October 2010. The purpose of the Agenda Paper was to set out alternatives and recommendations for how the IASB could proceed in developing guidance during the deliberations of IFRS 9. Ultimately, the own use scope exception within International Accounting Standards 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) was used as the basis for the own use scope exception codified within IFRS 9. Paragraph 11 of the Staff Paper describes market making commodity broker-traders and how they typically try to profit from “short term price fluctuations or dealer’s margin (i.e., the bid/ask spread).” We believe this is similar to our practice of including margin on crypto asset trades in the form of a bid/ask spread (see Appendix A for excerpts from the Agenda Paper).

Paragraph 16 of the Agenda Paper states that the types of market making commodity broker-traders described in paragraph 11 would not qualify for the ‘own use’ exception in IAS 39 and hence the contracts are accounted for as derivatives as their business is to profit from the fluctuations in the commodity price or dealer’s margin which includes bid/ask spreads similar to our margin practices.

We also acknowledge that IFRS 9.2.4 includes a notion that existing buy or sell contracts relate to future receipt or delivery of non-financial items, rather than spot transactions, as it describes contracts that meet the own-use exception as those contracts that “…were entered into and continue to be held for receipt or delivery of a non-financial item in accordance with the entity’s expected purchase sale or usage requirements.” However, we note that there is no explicit requirement for a contract to be for a certain period of time for it to be in the scope of IFRS 9; paragraph 2.4 scopes in “those contracts to buy or sell a nonfinancial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments…”. We believe that it is reasonable to conclude that although transactions may be settled in a relatively short period of time, there is a period of time between when our contracts are entered and when they are settled, and further we note that our contracts do not specify when settlement may occur.

Additionally, accounting guidance in Japan was consistent with our previous policy. We note that the Accounting Standards Board of Japan (“ASBJ”) issued guidance in March of 2018 (see Appendix A) which states, in part, that (translated from Japanese to English), “the purchase and sales transactions of crypto assets with active markets are usually repetitive and within a short period of time with an aim to earn a margin from a spread between the purchase and sales prices. Based on this characteristic of the transactions, it is considered appropriate to present the gain or loss on the sales of crypto assets conducted by crypto asset exchange companies on a net basis…”. Guidance within Japan continues to support net presentation through Articles 16 and 59 of the ASBJ PITF No. 38, Tentative Practical Solution on the Accounting for Crypto Assets under the Payment Services Act, published by ASBJ in March 2018 (as amended in July 2022), which states that net treatment represents an appropriate business practice.

Although the guidance referenced is that of the ASBJ, in the absence of explicit guidance under IFRS, we felt that the guidance of the ASBJ was relevant. IAS 8.12 notes that when establishing an accounting policy not explicitly addressed by IFRS, management may consider pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature, and accepted industry practices to the extent that these do not conflict with the sources in paragraph 11. We believe this further supports that our previous accounting policy was acceptable under IFRS and therefore the change to our new policy represents a change in accounting policy in accordance with International Accounting Standards 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Please feel free to direct any questions, comments or other correspondence you may have relating to this memorandum to Coincheck, Inc., E-Space Tower 12F, 3-6 Maruyamacho, Shibuya-ku, Tokyo 150-0044, Japan, Attention: Chief Financial Officer, or you may call or email directly at +81 80-9125-6757 or keigo.takegahara@coincheck.com. In addition, please feel free to call or email Jason Sandberg, a Special Advisor of Coincheck, Inc., at +1 215-370-3934 or jsandberg@thunderbridge.us, who is available to discuss this supplemental submission with the OCA Staff along with other representatives of the Company and its external advisors. Thank you in advance for your consideration of our supplemental submission.

Very truly yours,

/s/ Keigo Takegahara
Chief Financial Officer Coincheck, Inc.

cc:	Oki Matsumoto, Representative Executive Officer & Chairman of the Board at Monex Group, Inc.

Gary Simanson, President and Chief Executive Officer at Thunder Bridge Capital, LLC

Alan Cannon, Partner at Simpson Thacher & Bartlett LLP

Tomokazu Sekiguchi, Partner at KPMG

Holger Erchinger, Partner at KPMG

APPENDIX A:

IFRS 9.2.4:

This Standard shall be applied to those contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements. However, this Standard shall be applied to those contracts that an entity designates as measured at fair value through profit or loss in accordance with paragraph 2.5.

IFRS 9.2.6:

There are various ways in which a contract to buy or sell a non-financial item can be settled net in cash or another financial instrument or by exchanging financial instruments. These include:

(a)	when the terms of the contract permit either party to settle it net in cash or another financial instrument or by exchanging financial instruments;

(b)	when the ability to settle net in cash or another financial instrument, or by exchanging financial instruments, is not explicit in the terms of the contract, but the entity has a practice of settling similar contracts net in cash or another financial instrument or by exchanging financial instruments (whether with the counterparty, by entering into offsetting contracts or by selling the contract before its exercise or lapse);

(c)	when, for similar contracts, the entity has a practice of taking delivery of the underlying and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin; and

(d)	when the non-financial item that is the subject of the contract is readily convertible to cash.

A contract to which (b) or (c)) applies is not entered into for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements and, accordingly, is within the scope of this Standard. Other contracts to which paragraph 2.4 applies are evaluated to determine whether they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements and, accordingly, whether they are within the scope of this Standard.

Agenda Paper 18A:

Market making commodity broker-traders

11. Market making commodity broker-traders differ from processors and service providing broker-traders in that they typically take a view on the direction of the price movement of the commodity price and seek to profit from the fluctuations in commodity prices. Although this type of broker-trader may take physical delivery under the purchase contracts, it would typically seek to sell any physical stock in a short period with a view of generating profit from short term price fluctuations or dealer’s margin (ie the bid/ask spread).

Example C

A copper broker-trader takes the view that copper prices will likely be higher than USD 3.60 per tonne within a short period. It buys 25,000 tonnes of copper now (ie t0) at USD 3.60 per tonne and enters into a sales contract to sell 25,000 tonnes of copper within a short period at the spot price. It seeks to profit from the potential upward price movement of copper and hence (unlike a service providing commodity broker-trader) does not take out a derivative to hedge its exposure to the fair value changes of copper prices.

Staff analysis of the issue

12. This section provides an analysis of the accounting for contracts to buy or sell commodities under IAS 39 Financial Instruments: Recognition and Measurement and the implications. The accounting under US GAAP is also set out for the Board’s reference.

13. IAS 39 applies to contracts to buy or sell a non-financial item that can be net cash settled2. (This type of settlement referred to as ‘net settled’ in the remainder of this paper.) Many commodity contracts may meet the net settlement criteria because in many instances commodities are readily convertible to cash.3

14. Hence, it is not uncommon for a commodity contract to be within the scope of IAS 39 and meet the definition of a derivative4 unless it meets the scope exception.

15. The scope exception to IAS 39 is that contracts for a non-financial item that can be settled net are not within the scope of IAS 39 if they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase sale or usage requirements5 (ie the ‘own use’ scope exception).

Market making commodity broker-traders

16. For market making broker-traders, the commodity contracts do not qualify for the ‘own use’ exception in IAS 396 and hence they are accounted for as derivatives. For the market making broker-traders their business is to profit from the fluctuations in the commodity price or dealer’s margin. Hence, the economic risk exposure is appropriately reflected under IFRSs in accordance with the business model by accounting for the executory contracts as derivatives with fair value changes recognised in profit or loss.

[2]	IAS 39.5
[3]	IAS 39.6 provides that there are many ways in which a contract can be considered as settled net including when the non-financial item that is subject of the contract is readily convertible to cash (IAS 39.6(d)). IAS 39 does not define what readily convertible to cash means. However, in practice, most entities rely on the US GAAP definition of readily convertible to cash which states a non-financial item would be considered readily convertible to cash if it consists of largely fungible units and quoted spot prices are available in an active market that can absorb the quantity held by the entity without significantly affecting the price. A lot of commodities meet this definition.
[4]	The definition of a derivative is met because the fair value of the contract changes in respect to commodity price, it requires no initial net investment and it is settled at a future date (IAS 39.9).
[5]	IAS 39.5.
[6]	IAS 39.6(c).

Accounting Standards Board of Japan PITF No. 38, Tentative Practical Solution on the Accounting for Virtual Currencies under the Payment Services Act, (March 2018, as amended in July 2022):

Original Text (Japanese)

表示

16. 暗号資産交換業者又は暗号資産利用者が暗号資産の売却取引を行う場合、当該暗号資産の売却取引に係る売却収入から売却原価を控除して算定した純額を損益計算書に表示する。

結論の背景

59.我が国の会計基準においては、売却収入及び売却原価の表示に関しては、売却収入と売却原価とをそれぞれ表示する取扱いと、売却収入から売却原価を差し引いた純額を表示する取扱いがみられる。

60. ここで、暗号資産交換業者が行う活発な市場が存在する暗号資産の売買取引は、通 常、同一種類に対する購入及び売却が反復的・短期的に行われ、購入価格と売却価格の差益を獲得するために行われているものと考えられる。この特徴を踏まえ、暗号資産交換業者が行う暗号資産の取引に係る売却損益は、売買取引に伴って得られる差益をその発生した期間における企業活動の成果として純額で表示することが適切であると考えられる。

Provisional Translation (English)

Presentation

16. When a crypto asset exchange company or a crypto asset user conducts a crypto asset sales transaction, the net amount calculated by subtracting the cost of sales from the sale proceeds relevant to the crypto asset sales transaction shall be displayed in the income statement.

Basis for Conclusions

59. Within the context of accounting practice under Japanese accounting standards, sales proceeds and costs of sales are often displayed either with the amounts of sales proceeds and the cost of sales respectively, or with the net amount calculated by subtracting the cost of sales from the sales proceeds.

60. Here, the purchase and sales transactions of crypto assets with active markets conducted by crypto asset exchange companies are usually repetitive and within a short period of time, with an aim to earn a margin from a spread between the purchase and sales prices. Based on this characteristic of the transactions, it is considered appropriate to present the gain or loss on the sales of crypto assets conducted by crypto asset exchange companies on a net basis to reflect the result of the business activity during the period in which the transaction takes place.